SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*


                                    KTI, Inc.
                                (Name of Issuer)

                          Common Stock, no par value
                         (Title of Class of Securities)

                                    482689205
                                 (CUSIP Number)

                          Howard E. Sullivan III, Esq.
                             411 West Putnam Avenue
                               Greenwich CT 06830
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 10 Pages

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 2 of 10 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         Wexford KTI LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                  (b) [ X ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           [   ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER OF                 None
                            ----------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                629,469
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  None
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   629,469
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         629,469
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 3 of 10 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         Wexford Management LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                  (b) [ X ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           [   ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER OF                 None
                            ----------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                629,469
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  None
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   629,469
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         629,469
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 4 of 10 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         Joseph M. Jacobs
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                  (b) [ X ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           [   ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER OF                 None
                            ----------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                629,469
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  None
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   629,469
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         629,469
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 5 of 10 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         Charles E. Davidson
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                  (b) [ X ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                           [   ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER OF                 None
                            ----------------------------------------------------
          SHARES             8     SHARED VOTING POWER
       BENEFICIALLY                629,469
                            ----------------------------------------------------
         OWNED BY            9     SOLE DISPOSITIVE POWER
        REPORTING                  None
                            ----------------------------------------------------
        PERSON WITH         10     SHARED DISPOSITIVE POWER
                                   629,469
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         629,469
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 6 of 10 Pages
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The class of securities to which this statement relates is the common stock, no par value (the "Common Stock"), of KTI, Inc. (the "Company"). The Company is a New Jersey corporation with its principal executive offices at 7000 Boulevard East, Guttenberg, NJ 07093.


Item 2.  Identity and Background.

         (a) This statement is being filed by (i) Wexford KTI LLC, a Delaware limited liability company (Wexford "KTI"), (ii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iii) Charles E. Davidson and (iv) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.


         (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

         (c) Wexford KTI is a Delaware limited liability company, the members of which are private investment funds, Wexford KTI was organized for the purpose of investing in the Debenture (as defined in item 3 below).

               Wexford Management is the manager of Wexford KTI. Wexford Management also serves as an investment advisor or sub-advisor to the members of Wexford KTI.

               Charles E. Davidson is chairman, managing member and a controlling member of Wexford Management. Mr. Davidson owns 70% of Wexford Management and is a controlling person or an investor in a number of private companies, including certain members of Wexford KTI and their controlling persons.

               Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of Wexford KTI and their controlling persons.

         (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persoms was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activites subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Davidson and Mr. Jacobs are United States citizens.

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 7 of 10 Pages
--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The members of Wexford KTI have contributed to the capital of Wexford KTI from their respective funds. Wexford KTI purchased from the Company, in a private transaction on October 23, 1996 for $5,000,000, an 8% Convertible Subordinated Note due October 31, 2002 of the Company in the principal amount of $5,000,000 (the "Debenture").

         All or any portion of the unpaid principal amount of the Debenture and accrued but unpaid interest thereon is convertible from time to time at the holder's option, at any time before maturity. Conversion of the entire unpaid principal would yield an aggregate of 617,665 shares of Common Stock at a conversion price of $8.095 per share (subject to adjustment) as of the date hereof. Conversion of accrued but unpaid interest thereon as of September 26,1997 would yield an additional 11,804 shares. The original conversion price on October 23, 1996 of $8.50 per share has subsequently been adjusted as provided in the Purchase Agreement.

         The Company is obligated at any time after October 23, 1997, within 60 days following the written request of any holder(s) of an aggregate of at least 300,000 shares of Common Stock issued upon conversion of the Debenture, to file a registration statement under the Securities Act of 1933 covering sales of shares of such converted stock, and such additinal stock issuable upon conversion of the Debenture. Further, if the Company proposes to register certain of its equity securities, the Company is obligated, upon written request of qualifying holders of the Debenture, to effect the registration of common stock of the Company as such holders may request. The Company is required to maintain the effectiveness of such registration statement(s) until the earlier of (i) the date such shares have been properly disposed of or (ii) the expiration of 180 days after such registraton statement becomes effective unless extended. The Company is permitted to postpone the effectiveness of such registration under certain circumstances.

Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the Debenture for investment purposes. In addition, the Reporting Persons and their affiliates may in the future acquire additional securities of KTI from time to time, if such securities become available to them at favorable prices. Any such acquisitions may be made through private purchases, in the open market or by any other means deemed advisable, and may be at higher or lower prices than those paid for the securities already acquired.

         None of the Reporting Persons has any present plans or intentions with respect to a merger, reorganization, liquidation, sale of assets or financing of KTI or a change in the management, capitalization or distribution policy of KTI; but each reserves the right to propose or undertake or paticipate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

         As a result of Wexford KTI's acquistion of the Debenture, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 6,920,799 shares of Common Stock of KTI issued and outstanding, which, based upon certain publicly available information, is the number of shares outstanding as of August 12, 1997).

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 8 of 10 Pages
--------------------------------------------------------------------------------

A.  Wexford KTI LLC

         (a)   Aggregate numnber of shares of Common Stock  beneficially  owned:
               Percentage: 8.34%
         (b)  1. Sole power to vote or to direct vote: -0-
              2. Shared power to vote or to direct vote: 629,469
              3. Sole power to dispose or to direct the disposition: -0-
              4. Shared power to dispose or to direct the disposition: 629,469
         (c) There were no transactions by Wexford KTI during the past 60 days.
         (d) Wexford KTI may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
         (e)   Not applicable.

B.  Wexford Management LLC

         (a)   Aggregate  number of shares of Common Stock  beneficially  owend:
               Percentage: 8.34%
         (b)  1. Sole power to vote or to direct vote: -0-
              2. Shared power to vote or to direct vote: 629,469
              3. Sole power to dispose or to direct the disposition: -0-
              4. Shared power to dispose or to direct the disposition: 629,469
         (c) There were no transactions by Wexford Management during the past 60 days.
         (d) Wexford Mamagement may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
         (e)   Not applicable.

C.  Joseph M. Jacobs

         (a)   Aggregate  number of shares of Common Stock  beneficially  owend:
               Percentage: 8.34%
         (b)  1. Sole power to vote or to direct vote: -0-
              2. Shared power to vote or to direct vote: 629,469
              3. Sole power to dispose or to direct the disposition: -0-
              4. Shared power to dispose or to direct the disposition: 629,469
         (c)   There were no transactions by Mr. Jacobs during the past 60 days.
         (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
         (e)   Not applicable.

D.  Charles E. Davidson

         (a)   Aggregate  number of shares of Common Stock  beneficially  owend:
               Percentage: 8.34%
         (b)  1. Sole power to vote or to direct vote: -0-
              2. Shared power to vote or to direct vote: 629,469
              3. Sole power to dispose or to direct the disposition: -0-
              4. Shared power to dispose or to direct the disposition: 629,469
         (c) There were no transactions by Mr. Davidson during the past 60 days.
         (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
         (e)   Not applicable.

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                        Page 9 of 10 Pages
--------------------------------------------------------------------------------

         Wexford Management may, by reason of its status as manager of Wexford KTI, be deemed to own beneficially the Common Stock of which Wexford KTI possesses beneficial ownership.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Wexford KTI possesses beneficial ownership.

         Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Wexford KTI beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See items 2, 3, 4 and 5 above. In addition, the October 23, 1996 agreement for the purchase of the Debenture (the "Purchase Agreement") provides that concurrently with the closing of the Purchase Agreement the Company shall appoint to its board of directors Robert M. Davies, then a Senior Vice President of Wexford Managment, and that so long as the Notes are outstanding it will, subject to certain exceptions, nominate to its board of directors any senior vice president or more senior officer of Wexford Management and shall use its best efforts to cause such nominee to be elected. Mr. Davies resigned on May 9, 1997 and was replaced by Kenneth A. Rubin, a vice president of Wexford Management. Mr. Rubin resigned as director on September 22, 1997. No replacement has been elected as of the date hereof.

Item 7.  Material to be Filed as Exhibits.

 1.  Exhibit I- Agreement pursuant to Rule 13d-(f)(l)(iii) filed herewith


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1997

WEXFORD KTI LLC

          By:  s/sArthur H. Amron
               ------------------
        Name:  Arthur H. Amron
       Title:  Vice President

WEXFORD MANAGMENT LLC

          By:  s/sArthur H. Amron
               ------------------
        Name:  Arthur H. Amron
       Title:  Senior Vice President

          By:  s/s Charles E. Davidson
               -----------------------

          By:  s/sJoseph M. Jacobs
               -------------------

--------------------------------------------------------------------------------
CUSIP No.  482-689-205                                       Page 10 of 10 Pages
--------------------------------------------------------------------------------

1. Exhibit I - Agreement pursuant to Rule 13d-
              1(f)(l)(iii) filed herewith

     Pursuant to Rule 13-d-l(f)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

     WEXFORD KTI LLC

               By:  s/sArthur H. Amron
                    ------------------
             Name:  Arthur H. Amron
            Title:  Vice President

     WEXFORD MANAGMENT LLC

               By:  s/sArthur H. Amron
                    ------------------
             Name:  Arthur H. Amron
            Title:  Senior Vice President

               By:  s/s Charles E. Davidson
                    -----------------------

               By:  s/sJoseph M. Jacobs
                    -------------------